SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓                Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                          No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: May 13, 2009	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan	In the U.S.
Dr. S.K. Chen	David Pasquale
ChipMOS TECHNOLOGIES (Bermuda) LTD.	Global IR Partners
+886-6-507-7712	+1-914-337-8801
s.k._chen@chipmos.com	dpasquale@globalirpartners.com

ChipMOS REPORTS FIRST QUARTER 2009 RESULTS

Hsinchu, Taiwan, May 13, 2009 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) today reported unaudited consolidated financial results for the first quarter ended March 31, 2009. All U.S. dollar figures in this release are based on the exchange rate of NT$33.87 against US$1.00 as of March 31, 2009.

Net revenue on a US GAAP basis for the first quarter of 2009 was NT$2,280.7 million or US$67.3 million, a decrease of 52.3% from NT$4,779.0 million or US$141.1 million for the same period in 2008 and a decrease of 25.3% from NT$3,052.6 million or US$90.1 million in the fourth quarter of 2008.

Net loss attributable to ChipMOS on a US GAAP basis for the first quarter of 2009 was NT$1,984.0 million or US$58.6 million, and NT$23.99 or US$0.71 per basic common share, compared to net loss attributable to ChipMOS of NT$5,838.6 million or US$172.4 million, and NT$69.54 or US$2.05 per basic common share, for the fourth quarter of 2008. Net loss attributable to ChipMOS under US GAAP includes amortization of discount on convertible notes of NT$26.3 million or US$0.8 million for the first quarter of 2009 and non-cash gains for change in the fair value of the embedded derivative liabilities of NT$8.6 million or US$0.3 million and amortization of discount on convertible notes of NT$27.9 million or US$0.8 million for the fourth quarter of 2008. Excluding the above special items regarding the convertible notes, non-GAAP adjusted net loss attributable to ChipMOS for the first quarter of 2009 was NT$1,957.7 million or US$57.8 million, and NT$23.67 or US$0.70 per basic common share, compared to non-GAAP adjusted net loss attributable to ChipMOS of NT$5,819.3 million or US$171.9 million, and NT$69.31 or US$2.05 per basic common share in the fourth quarter of 2008.

The unaudited consolidated financial results of ChipMOS for the first quarter ended March 31, 2009 included the financial results of ChipMOS TECHNOLOGIES INC., ChipMOS Japan Inc., ChipMOS U.S.A., Inc., ChipMOS TECHNOLOGIES (H.K.) Limited, MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “Our results in the first quarter reflect the continued severe downturn impacting the global economy and the semiconductor industry. Declines in our revenues, margin and profitability directly resulted from such market weakness. With that said, we have successfully navigated through prior industry downturns. We are taking the necessary steps to strengthen our financial position and to ensure the credit-worthiness of our customers. While we believe our implementation of a cash on delivery policy for certain customers resulted in lower orders, we are confident this is the prudent action to take in order to help minimize potential bad debt issues. Other measures include receipt of loan repayment extensions and modifications announced on April 15.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “We continue to actively manage our financial structure as we navigate through the current downturn. In April, we secured loan repayment extensions and modifications that deferred about 77% of the 2009 loan repayment obligation of ChipMOS. We also achieved further reductions in operating expenses, with additional action taken in general and administrative and sales and marketing. We will continue to evaluate cost reduction opportunities wherever we have control, while maintaining the high quality customer support and R&D effort ChipMOS is known for. Our goal is to maintain a lean cost structure capable of supporting the improving customer demand levels we expect later this year based on customer forecasts.”

Selected Operation Data

	1Q09		4Q08
Revenue by segment
Testing		61%		57%
Assembly		26%		31%
LCD Driver		13%		12%

Utilization by segment
Testing		47%		55%
Assembly		33%		48%
LCD Driver		26%		29%
Overall		40%		50%

CapEx	US$	1.5 million	US$	18.6 million
Testing		54%		75%
Assembly		32%		25%
LCD Driver		14%		0%

Depreciation and amortization expenses (US GAAP)	US$	49.6 million	US$	53.1 million

Second Quarter 2009 Outlook

Mr. Cheng continued, “While the global economic situation remains tentative, we are seeing some signs of improvement. Our view is that the first quarter may prove to be the bottom of the current down cycle. We are starting to see muted signs of inventory rebuilding and slightly encouraging end product demand. Our optimism is extremely cautious, however, as forecasts remain in flux, customer demand remains conservative and visibility remains low. While we expect continued challenges in our flash business, we expect limited improvement in our DRAM testing business, with potential gains in our LCD driver business due to demand for cell phones, notebook PC, and LCD TVs. We also expect to benefit from improvement in our mixed-signal testing business compared to the first quarter of 2009.”

Considering the overall market situation and customer forecasts, we currently expect that second quarter of 2009 revenue to be in the range of approximately US$87 million to US$90 million, which would represent an increase of 29% to 34% as compared to the first quarter of 2009. The revenue forecast is based on the exchange rate of NT$33.87 to the USD as of March 31, 2009. The reported second quarter revenue in US dollars may vary from our guidance due to a different exchange rate at the end of the second quarter. Finally, we currently expect gross margin on a consolidated basis for the second quarter of 2009 to be in the range of approximately negative 29% to negative 34% primarily due to the impact of low utilization rate in DRAM final test capacity.

We believe that the subsidiary loan repayment schedule extension, as announced on April 15, would significantly improve our cash position and reduce our net current liabilities. In addition, we are in negotiations with our bank creditors to obtain a waiver for potential covenant breaches under our contract of syndication loan. We have also approached holders of our convertible bonds due 2009 with a view to re-negotiating the terms of the bonds. These are key aspects of our plans to address going concern risks. While there can be no assurance that the waiver will be obtained or the re-negotiation be successful, we believe that if obtained, the waiver of covenant breach and consent by bondholders will be significant additional steps toward accomplishing these plans.

Investor Conference Call / Webcast Details

ChipMOS will review detailed first quarter 2009 results on Wednesday, May 13, 2009 at 7:00PM ET (7:00AM, May 14, Taiwan time). The conference call-in number is 1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com/. The playback will be available in 2 hours after the conclusion of the conference call and will be accessible by dialing 1-201-612-7415. The account number to access the replay is 3055 and the confirmation ID number is 321726.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Use of Non-GAAP Information

Readers are reminded that non-GAAP numbers contained in this announcement are merely a supplement to, and not a replacement for, the GAAP financial measures. These non-GAAP numbers should be read in conjunction with the US GAAP financial measures. It should be noted as well that the non-GAAP information provided in this announcement may be different from the non-GAAP information provided by other companies.

– FINANCIAL TABLES FOLLOW BELOW –

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT

For the Three Months Ended Mar. 31, 2009, Dec. 31, and Mar. 31, 2008

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP			US GAAP(2)
	3 months ended			3 months ended
	Mar. 31, 2009 (Unaudited)	Dec. 31, 2008 (Unaudited)	Mar. 31, 2008 (Unaudited)	Mar. 31, 2009 (Unaudited)	Dec. 31, 2008 (Unaudited)	Mar. 31, 2008 (Unaudited)
	USD	USD	USD	USD	USD	USD
Net Revenue	67.3	90.1	141.1	67.3	90.1	141.1
Cost of Revenue	102.3	113.7	127.8	102.7	115.4	128.2

Gross Profit (Loss)	(35.0)	(23.6)	13.3	(35.4)	(25.3)	12.9

Operating Expenses
Research and Development	2.4	3.3	3.1	2.4	3.3	3.1
Sales and Marketing	21.0	68.0	0.4	21.0	68.0	0.4
General and Administrative	5.1	5.1	6.6	5.4	8.3	6.8

Total Operating Expenses	28.5	76.4	10.1	28.8	79.6	10.3

Income (Loss) from Operations	(63.5)	(100.0)	3.2	(64.2)	(104.9)	2.6

Non-Operating Income (Expenses), Net	(1.3)	(77.5)	(8.5)	(2.1)	(79.9)	3.4

Income (Loss) before Income Tax	(64.8)	(177.5)	(5.3)	(66.3)	(184.8)	6.0

Income Tax Benefit (Expense)	3.0	7.4	(0.1)	3.1	7.9	0.0

Net Income (Loss)	(61.8)	(170.1)	(5.4)	(63.2)	(176.9)	6.0

Add: Net Loss Attributable to Noncontrolling Interests	4.6	4.3	0.1	4.6	4.5	0.2

Net Income (Loss) Attributable to ChipMOS	(57.2)	(165.8)	(5.3)	(58.6)	(172.4)	6.2

Earnings (Loss) Per Share Attributable to ChipMOS - Basic	(0.69)	(1.97)	(0.06)	(0.71)	(2.05)	0.07

Shares Outstanding (in thousands)-Basic	82,692	83,964	83,845	82,692	83,964	83,845

Net Income (Loss) Attributable to ChipMOS - Diluted	(57.2)	(165.8)	(9.1)	(58.6)	(172.4)	(4.0)

Earnings (Loss) Per Share Attributable to ChipMOS -Diluted	(0.69)	(1.97)	(0.10)	(0.71)	(2.05)	(0.04)

Shares Outstanding (in thousands)-Diluted	82,692	83,964	94,036	82,692	83,964	109,287

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$33.87 against US$1.00 as of Mar. 31, 2009. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51,” the provisions of which, among others, requires that minority interests be renamed noncontrolling interests and that a company present a consolidated net income (loss) measure that includes the amount attributable to such noncontrolling interests for all periods presented.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT

For the Three Months Ended Mar. 31, 2009, Dec. 31, and Mar. 31, 2008

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP			US GAAP(1)
	3 months ended			3 months ended
	Mar. 31, 2009 (Unaudited)	Dec. 31, 2008 (Unaudited)	Mar. 31, 2008 (Unaudited)	Mar. 31, 2009 (Unaudited)	Dec. 31, 2008 (Unaudited)	Mar. 31, 2008 (Unaudited)
	NTD	NTD	NTD	NTD	NTD	NTD
Net Revenue	2,280.7	3,052.6	4,779.0	2,280.7	3,052.6	4,779.0
Cost of Revenue	3,464.8	3,851.1	4,328.2	3,477.8	3,909.2	4,342.5

Gross Profit (Loss)	(1,184.1)	(798.5)	450.8	(1,197.1)	(856.6)	436.5

Operating Expenses
Research and Development	82.9	112.1	104.8	82.9	112.1	104.8
Sales and Marketing	710.0	2,302.2	11.6	710.0	2,302.2	11.6
General and Administrative	173.1	174.5	224.3	181.9	283.0	230.8

Total Operating Expenses	966.0	2,588.8	340.7	974.8	2,697.3	347.2

Income (Loss) from Operations	(2,150.1)	(3,387.3)	110.1	(2,171.9)	(3,553.9)	89.3

Non-Operating Income (Expenses), Net	(45.5)	(2,626.4)	(288.3)	(72.3)	(2,704.9)	113.4

Income (Loss) before Income Tax	(2,195.6)	(6,013.7)	(178.2)	(2,244.2)	(6,258.8)	202.7

Income Tax Benefit (Expense)	101.1	251.7	(3.4)	103.0	266.6	0.4

Net Income (Loss)	(2,094.5)	(5,762.0)	(181.6)	(2,141.2)	(5,992.2)	203.1

Add: Net Loss Attributable to Noncontrolling Interests	155.4	146.5	3.6	157.2	153.6	5.9

Net Income (Loss) Attributable to ChipMOS	(1,939.1)	(5,615.5)	(178.0)	(1,984.0)	(5,838.6)	209.0

Earnings (Loss) Per Share Attributable to ChipMOS-Basic	(23.45)	(66.88)	(2.12)	(23.99)	(69.54)	2.49

Shares Outstanding (in thousands) - Basic	82,692	83,964	83,845	82,692	83,964	83,845

Net Income (Loss) Attributable to ChipMOS - Diluted	(1,939.1)	(5,615.5)	(307.9)	(1,984.0)	(5,838.6)	(135.2)

Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	(23.45)	(66.88)	(3.27)	(23.99)	(69.54)	(1.24)

Shares Outstanding (in thousands)-Diluted	82,692	83,964	94,036	82,692	83,964	109,287

(1)	Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51,” the provisions of which, among others, requires that minority interests be renamed noncontrolling interests and that a company present a consolidated net income (loss) measure that includes the amount attributable to such noncontrolling interests for all periods presented.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

RECONCILIATION OF US GAAP NET INCOME (LOSS) ATTRIBUTABLE TO CHIPMOS

TO NON-GAAP NET INCOME (LOSS) ATTRIBUTABLE TO CHIPMOS (UNAUDITED)

For the Three Months Ended Mar. 31, 2009, Dec. 31, and Mar. 31, 2008

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts

Use of Non-GAAP Financial Information

To supplement our consolidated income statement (unaudited) for the three months ended Mar. 31, 2009 on a US GAAP basis, the Company uses a non-GAAP measure of net income (loss) attributable to ChipMOS, which is US GAAP net income (loss) attributable to ChipMOS adjusted to exclude two non-cash items referred to as special items. The two non-cash items excluded are changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes. These items are considered by the management to be outside of the Company’s core operating results. For example, changes in the fair value of the embedded derivative liabilities relate heavily to the Company’s stock price, interest rate and volatility, all of which are difficult to predict and outside of the control of the Company and its management.

For these reasons, management uses non-GAAP adjusted measures of net income (loss) attributable to ChipMOS and non-GAAP earnings (loss) per share attributable to ChipMOS to evaluate the performance of our core businesses and to estimate future core performance. In addition, this information facilitates our management’s internal comparisons to our historical operating results as well as to the operating results of our competitors.

The Company’s management finds these supplemental non-GAAP measures to be useful, and we believe these non-GAAP measures are useful to investors in enabling them to perform additional analyses of past, present and future operating performance and as a supplemental means to evaluate our core operating results. However, readers are reminded that non-GAAP numbers are merely a supplement to, and not a replacement for, US GAAP financial measures. They should be read in conjunction with the US GAAP financial measures. It should be noted as well that our non-GAAP information may be different from the non-GAAP information provided by other companies.

	3 months ended
	Mar. 31, 2009	Dec. 31, 2008	Mar. 31, 2008
US GAAP Net Income (Loss) Attributable to ChipMOS-Basic	(58.6)	(172.4)	6.2
US GAAP Net Income (Loss) Attributable to ChipMOS-Diluted	(58.6)	(172.4)	(4.0)

Special Items (in Non-Operating Income (Expenses), Net)
Changes in the fair value of the embedded derivative liabilities(2)	—	(0.3)	(3.8)
Amortization of discount on convertible notes(3)	0.8	0.8	2.6

Total Special Items	0.8	0.5	(1.2)

Non-GAAP Adjusted Net Income (Loss) Attributable to ChipMOS-Basic	(57.8)	(171.9)	5.0

Non-GAAP Adjusted Net Income (Loss) Attributable to ChipMOS-Diluted(4)	(57.8)	(171.9)	(4.0)

US-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Basic	(0.71)	(2.05)	0.07

Adjustment for special items	0.01	0.00	(0.01)

Non-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Basic	(0.70)	(2.05)	0.06

US-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	(0.71)	(2.05)	(0.04)

Adjustment for special items	0.01	0.00	—

Non-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	(0.70)	(2.05)	(0.04)

Notes:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$33.87 against US$1.00 as of Mar. 31, 2009. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The Company’s management believes excluding non-cash special item for the changes in the fair value of the embedded derivative liabilities from its non-GAAP financial measure of net income (loss) attributable to ChipMOS is useful for itself and investors as such gain (expense) does not have any impact on cash available to the Company.
(3)	The Company’s management believes excluding non-cash amortization expense of discount on convertible notes from its non-GAAP financial measure of net income (loss) attributable to ChipMOS is useful for itself and investors as such expense does not have any impact on cash available to the Company.
(4)	US GAAP Net Income (Loss) Attributable to ChipMOS-Diluted for the three months ended Mar. 31, 2008 already excludes non-cash special items for the changes in the fair value of the embedded derivative liabilities and non-cash amortization expense of discount on convertible notes.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

NON-GAAP CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

(Excluding non-cash items for changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes)

For the Three Months Ended Mar. 31, 2009, Dec. 31, and Mar. 31, 2008

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Mar. 31, 2009	Dec. 31, 2008	Mar. 31, 2008
Net Revenue	67.3	90.1	141.1
Cost of Revenue	102.7	115.4	128.2

Gross Profit (Loss)	(35.4)	(25.3)	12.9

Operating Expenses
Research and Development	2.4	3.3	3.1
Sales and Marketing	21.0	68.0	0.4
General and Administrative	5.4	8.3	6.8

Total Operating Expenses	28.8	79.6	10.3

Income (Loss) from Operations	(64.2)	(104.9)	2.6

Non-Operating Income (Expenses), Net(2)	(1.3)	(79.4)	2.2

Income (Loss) before Income Tax (2)	(65.5)	(184.3)	4.8

Income Tax Benefit (Expense)	3.1	7.9	0.0

Net Income (Loss)(2)	(62.4)	(176.4)	4.8

Add: Net Loss Attributable to Noncontrolling Interests	4.6	4.5	0.2

Net Income (Loss) Attributable to ChipMOS-Basic (2)	(57.8)	(171.9)	5.0

Earnings (Loss) Per Share Attributable to ChipMOS-Basic(2)	(0.70)	(2.05)	0.06

Shares Outstanding (in thousands)-Basic	82,692	83,964	83,845

Net Income (Loss) Attributable to ChipMOS -Diluted(2)	(57.8)	(171.9)	(4.0)

Earnings (Loss) Per Share Attributable to ChipMOS-Diluted(2)	(0.70)	(2.05)	(0.04)

Shares Outstanding (in thousands)-Diluted	82,692	83,964	109,287

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$33.87 against US$1.00 as of Mar. 31, 2009. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The amount presented is not prepared in accordance with US GAAP and does not include amortization of discount on convertible notes of NT$26.3 million or US$0.8 million for the three months ended Mar. 31, 2009, non-cash gains for changes in the fair value of the embedded derivative liabilities of NT$8.6 million, or US$0.3 million, and amortization of discount on convertible notes of NT$27.9 million, or US$0.8 million, for the three months ended Dec. 31, 2008 and non-cash gains for changes in the fair value of the embedded derivative liabilities of NT$129.6 million or US$3.8 million and amortization of discount on convertible notes of NT$86.7 million or US$2.6 million for the three months ended Mar. 31, 2008. Please see “Reconciliation of US GAAP Net Income (Loss) Attributable to ChipMOS to Non-GAAP Net Income (Loss) Attributable to ChipMOS (Unaudited)” above.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET

As of Mar. 31, 2009, Dec. 31, and Mar. 31, 2008

Figures in Million of U.S. dollars (USD) (1)

	ROC GAAP			US GAAP(2)
	Mar. 31, 2009 (Unaudited)	Dec. 31, 2008 (Audited)	Mar. 31, 2008 (Unaudited)	Mar. 31, 2009 (Unaudited)	Dec. 31, 2008 (Audited)	Mar. 31, 2008 (Unaudited)
	USD	USD	USD	USD	USD	USD
ASSETS
Cash and Cash Equivalents	185.2	196.4	106.1	185.2	196.4	106.1
Financial Assets at Fair Value Through Profit or Loss	2.9	3.0	38.7	2.9	3.0	38.7
Available-for-Sale Financial Assets	—	—	—	3.0	3.0	—
Held-to-Maturity Financial Assets	7.4	7.4	—	7.4	7.4	—
Investments with no Active Market	3.0	3.0	—	—	—	—
Accounts and Notes Receivable	38.5	44.5	120.8	38.5	44.5	120.8
Inventories	25.0	29.6	29.2	24.0	28.5	29.2
Other Current Assets	28.9	26.0	46.2	28.9	25.8	46.2

Total Current Assets	290.9	309.9	341.0	289.9	308.6	341.0

Long-Term Investments	12.9	12.9	10.6	12.9	12.9	10.6
Property, Plant & Equipment-Net	652.8	698.4	857.6	645.5	691.7	852.4
Intangible Assets	3.3	3.2	5.2	3.3	3.2	5.2
Other Assets	21.3	22.0	52.6	20.8	21.6	55.7

Total Assets	981.2	1,046.4	1,267.0	972.4	1,038.0	1,264.9

LIABILITIES
Current Liabilities
Short-Term Loans	86.0	81.1	9.8	86.0	81.1	9.8
Current Portion of Long-Term Debts	192.8	181.4	202.3	191.0	178.8	191.9
Accounts Payable and Payables to Contractors and Equipment Suppliers	14.5	21.5	30.2	14.5	21.5	30.2
Other Current Liabilities	29.8	32.5	44.1	29.8	32.5	57.0

Total Current Liabilities	323.1	316.5	286.4	321.3	313.9	288.9
Long-Term Liabilities
Long-Term Debts	281.5	290.3	321.2	281.5	290.3	316.2
Other Liabilities	7.4	10.2	15.6	13.1	15.9	22.2

Total Liabilities	612.0	617.0	623.2	615.9	620.1	627.3

EQUITY
Shareholders’ Equity
Capital Stock	0.8	0.8	0.8	0.8	0.8	0.8
Deferred Compensation	(0.6)	(0.8)	(1.6)	(1.1)	(1.2)	(2.7)
Capital Surplus	378.1	377.5	368.2	369.5	368.6	358.0
Retained Earnings (Accumulated Losses)	(86.7)	(29.4)	179.7	(83.0)	(24.4)	193.0
Treasury Stock	(0.5)	(0.1)	—	(0.5)	(0.1)	—
Cumulated Translation Adjustments	14.3	12.8	5.9	14.3	12.8	5.9
Unrecognized Pension Cost	—	—	—	(6.0)	(6.0)	(6.1)

Total Shareholders’ Equity	305.4	360.8	553.0	294.0	350.5	548.9

Noncontrolling Interests	63.8	68.6	90.8	62.5	67.4	88.7

Total Equity	369.2	429.4	643.8	356.5	417.9	637.6

Total Liabilities & Equity	981.2	1,046.4	1,267.0	972.4	1,038.0	1,264.9

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$33.87 against US$1.00 as of Mar. 31, 2009. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51,” the provisions of which, among others, requires that minority interests be renamed noncontrolling interests and that a company present such noncontrolling interests as equity for all periods presented.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET

As of Mar. 31, 2009, Dec. 31, and Mar. 31, 2008

Figures in Million of NT dollars (NTD)

	ROC GAAP			US GAAP(1)
	Mar. 31, 2009 (Unaudited)	Dec. 31, 2008 (Audited)	Mar. 31, 2008 (Unaudited)	Mar. 31, 2009 (Unaudited)	Dec. 31, 2008 (Audited)	Mar. 31, 2008 (Unaudited)
	NTD	NTD	NTD	NTD	NTD	NTD
ASSETS
Cash and Cash Equivalents	6,273.3	6,651.9	3,592.8	6,273.3	6,651.9	3,592.8
Financial Assets at Fair Value Through Profit or Loss	98.3	102.1	1,312.4	98.3	102.1	1,312.4
Available-for-Sale Financial Assets	—	—	—	100.0	100.0	—
Held-to-Maturity Financial Assets	250.0	250.0	—	250.0	250.0	—
Investments with no Active Market	100.0	100.0	—	—	—	—
Accounts and Notes Receivable	1,304.1	1,506.1	4,091.8	1,304.1	1,506.1	4,091.8
Inventories	846.8	1,001.5	988.4	811.4	966.1	989.1
Other Current Assets	981.3	882.7	1,565.4	979.2	876.4	1,563.5

Total Current Assets	9,853.8	10,494.3	11,550.8	9,816.3	10,452.6	11,549.6

Long-Term Investments	437.8	437.8	358.0	437.8	437.8	358.0

Property, Plant & Equipment-Net	22,110.2	23,654.9	29,047.8	21,865.8	23,427.2	28,870.7
Intangible Assets	110.8	107.8	175.2	110.8	107.8	175.2
Other Assets	720.8	746.8	1,782.3	705.1	731.6	1,888.8

Total Assets	33,233.4	35,441.6	42,914.1	32,935.8	35,157.0	42,842.3

LIABILITIES
Current Liabilities
Short-Term Loans	2,915.0	2,745.4	332.5	2,915.0	2,745.4	332.5
Current Portion of Long-Term Debts	6,528.9	6,145.3	6,849.4	6,466.6	6,056.6	6,499.4
Accounts Payable and Payables to Contractors and Equipment Suppliers	490.9	729.4	1,024.0	490.9	729.4	1,024.0
Other Current Liabilities	1,010.3	1,101.5	1,494.5	1,010.4	1,101.5	1,928.8

Total Current Liabilities	10,945.1	10,721.6	9,700.4	10,882.9	10,632.9	9,784.7
Long-Term Liabilities
Long-Term Debts	9,535.2	9,832.6	10,880.3	9,535.2	9,832.6	10,709.7
Other Liabilities	249.5	344.6	527.5	444.3	537.3	752.3

Total Liabilities	20,729.8	20,898.8	21,108.2	20,862.4	21,002.8	21,246.7

EQUITY
Shareholders’ Equity
Capital Stock	27.6	27.6	27.5	27.6	27.6	27.5
Deferred Compensation	(20.7)	(26.0)	(55.3)	(39.3)	(40.9)	(90.9)
Capital Surplus	12,804.7	12,784.1	12,471.1	12,515.0	12,485.5	12,124.6
Retained Earnings (Accumulated Losses)	(2,937.4)	(998.3)	6,088.1	(2,810.8)	(826.8)	6,535.0
Treasury Stock	(15.7)	(1.8)	—	(15.7)	(1.8)	—
Cumulated Translation Adjustments	483.6	433.7	199.7	483.6	433.7	199.7
Unrecognized Pension Cost	—	—	—	(204.8)	(204.8)	(205.8)

Total Shareholders’ Equity	10,342.1	12,219.3	18,731.1	9,955.6	11,872.5	18,590.1

Noncontrolling Interests	2,161.5	2,323.5	3,074.8	2,117.8	2,281.7	3,005.5

Total Equity	12,503.6	14,542.8	21,805.9	12,073.4	14,154.2	21,595.6

Total Liabilities & Equity	33,233.4	35,441.6	42,914.1	32,935.8	35,157.0	42,842.3

(1)	Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51,” the provisions of which, among others, requires that minority interests be renamed noncontrolling interests and that a company present such noncontrolling interests as equity for all periods presented.